Mail Stop 4561

August 24, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 8-K/A Filed August 17, 2006**
> **File No. 000-20853**

Dear Mr. Cashman:

We have reviewed your response letter dated August 17, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Organization

Revenue Recognition

1. In your response letter dated May 22, 2006 the Company confirmed that while you reference a published price list as your means for establishing VSOE for PCS in your footnote disclosures, you are actually able to establish VSOE based on

separate sales of your PCS. It appears that Fluent has a similar means of establishing VSOE. A published price list, in and of itself, would not qualify as VSOE and therefore, your footnote disclosures are somewhat confusing. Please consider revising your disclosures in future filings to clearly indicate, if true, that VSOE is based on separate sales of PCS rather than the stated list prices.

Form 8-K/A Dated August 17, 2006

Fluent, Inc.

Note 1. Accounting Policies

Revenue Recognition, page 8

2.   We note that for annual license agreements, Fluent has allocated revenues between software and services in a manner consistent with perpetual license agreements. Note that that the revenue presentation in Fluent's Consolidated Statements of Operations should be consistent with GAAP. In this regard, you would be "limited to the use of VSOE" of fair value as determined by the appropriate GAAP, for the purposes of allocating arrangement consideration among deliverables in Fluent's Consolidated Statements of Operations. Please revise your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered PCS element (i.e. your annual license agreements). You should also include a footnote description to inform investors of the nature of the additional line item. Also, tell us whether the Company has a similar policy for disclosing revenues and cost of revenues and if so, please revise accordingly.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief